EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower	T: +972-74-794-5200
7 Menachem Begin Road
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies Reports
 Fourth Quarter and Full Year 2021 Financial Results

Ramat Gan, Israel, April 27, 2022 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and twelve months ended December 31, 2021. Management will hold an investors' conference call later today (at 10 a.m. Eastern Time) to discuss the results.

Business Highlights:

•	2021 revenue grew 5% to $34.9 million for the twelve months ended December 31, 2021, compared with $33.4 million in the comparable period of 2020.

•	Net income increased to $6.4 million for the twelve months ended December 31, 2021, up from $0.4 million in the 2020 period.

•	EBITDA was $2.6 million for the twelve months ended December 31, 2021, compared with $4.3 million in the comparable period in 2020.

•	New products launched in 2021, including Sensor Fusion Engine and Thermal Camera with Senstar Symphony™ Common Operating Platform won multiple industry awards.

•	Completed stabilization of organization in second half 2021 post-divestiture of its Integration Solution Division; Focus shifted to growth from products and advancing innovative technology offerings.

•	Strong balance sheet with cash of $26.4 million, or $1.13 per share, and zero debt as of December 31, 2021.

Mr. Dror Sharon, Chief Executive Officer of Senstar Technologies, stated, "Our growth in 2021 was driven by key wins in our four focused verticals. As COVID headwinds have diminished, our pipeline of new opportunities has begun to build in all geographies, reinforcing our optimism for 2022. The timing of two large opportunities impacted the fourth quarter of 2021 due to customers delaying closing within the first half of 2022. Product mix and increased cost of materials reduced gross margin, which along with an increase in operating expense related to higher sales expenses and increased marketing activities, impacted our profitability in the fourth quarter.

"The new products and software we launched in 2021 are being well received, as evidenced by the numerous industry awards and accolades we have received, acknowledging our innovation in perimeter security technology, " continued Mr. Sharon. "Product innovation is helping to build our 2022 pipeline in Europe, North America, and APAC. Another factor supporting our pipeline growth is our restructured sales organization with six new Senior Sales directors (SSDs) who are located closer to customers, with clear performance targets. The result is smaller teams working more closely with clients, all under the direct supervision of a regional sales directors. Combined with our strong balance sheet, these business drivers position Senstar Technologies to deliver growth and improved profitability and ultimately value for our shareholders.”

Full Year 2021 Financial Results Summary

Revenue for 2021 was $34.9 million, an increase of 4.7% compared with $33.4 million in 2020. The increase in annual revenue was primarily due to some recovery in our business which was impacted by the COVID-19 pandemic.

Gross profit was $22.0 million, or 63.0% of revenue, for 2021 compared with $22.1 million, or 66.3% of revenue in 2020. The decrease in gross margin was primarily due to our revenue mix and some increases in the material costs.

Operating expenses were $20.9 million, an increase of 9.7% compared to the prior year’s operating expenses of $19.1 million. The increase in operating expenses is primarily attributable to increase in revenues, travel expenses, sales related expenses and marketing activities.

Operating income for 2021 was $1.1 million compared to $3.1 million in the year-ago period.

Financial expense was $1.0 million in both the 2021 and 2020 periods. Financial expense is primarily due to the adjustment of monetary assets and liabilities denominated in currencies other than the functional currency of our operational entities. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income.

Loss from continuing operations was ($2.2) million in 2021 compared to income from continuing operations of $0.3 million in the prior year.

Net income in 2021 was $6.4 million, or $0.28 per share, versus $0.4 million, or $0.01 per share, in 2020. The net income in the current period includes net income of $8.6 million from discontinued operations versus net income from discontinued operations of $0.4 million in the year ago period.

EBITDA from continuing operations for 2021 was $2.6 million versus $4.3 million in 2020.

Fourth Quarter 2021 Results Summary

Revenue for the fourth quarter of 2021 was $9.0 million, a decrease of 6.4% compared with $9.6 million in the fourth quarter of 2020. Fourth quarter gross profit was $5.2 million, or 58.1% of revenue, compared with $6.6 million, or 68.6% of revenue. The decrease in gross margin was primarily due to a shift in the mix of products sold during the quarter, a higher cost of materials driven by global supply chain challenges, and unfavorable foreign currency valuations.

Operating expenses were $6.5 million, an increase of 21.5% compared to the prior year's fourth quarter operating expenses of $5.3 million. The increase in operating expenses is primarily attributable to increase in revenues, travels, sales related expenses and marketing activities compared to the 2020 period, when there was a slowdown in similar activities due to the global pandemic.

Operating loss for the fourth quarter of 2021 was ($1.2) million compared to operating income of $1.3 million in the year-ago period.

Financial expense was $0.4 million compared to $1.2 million in the fourth quarter last year. This is due to the adjustment of monetary assets and liabilities denominated in currencies other than the functional currency of our operational entities.

Loss from continuing operations was ($2.2) million in the fourth quarter of 2021 compared to ($1.2) million in the year-ago quarter.

Net loss in the fourth quarter of 2021 was $3.2 million or ($0.14) per share versus $0.5 million, or ($0.04) per share in the fourth quarter of last year. The net loss in the current period includes a net loss of $0.1 million from discontinued operations versus net income from discontinued operations of $0.7 million in the year-ago quarter.

EBITDA loss from continuing operations for the fourth quarter was $0.7 million versus positive EBITDA from continuing operations of $1.6 million in the fourth quarter of 2020.

Cash and cash equivalents and restricted cash and deposits related to continuing operations as of December 31, 2021, was $26.4 million, or $1.13 per share, compared with cash and cash equivalents and restricted cash and deposits related to continuing operations of $24.5 million, or $1.06 per share, at December 31, 2020.

Mr. Ron Ben-Haim Retirement

Mr. Ron Ben-Haim has informed our Board of Directors of his retirement from his directorship position. Mr. Ben-Haim's retirement is effective today, April 27, 2022.

Mr. Sharon, Chief Executive Officer of Senstar Technologies, stated, "I wish to thank Ron for his service on behalf of the Company, its employees, and management."

Earnings Conference Call Information:

The Company will host a conference call later today, April 27, 2022. The call will begin promptly at 10 a.m. Eastern Time, 5 p.m. Israel Time, 3 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences. To participate, please use one of the following teleconferencing numbers and the conference ID number 13727597.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1 809 406 247
UK Toll Free: 0 800 756 3429

The conference call will also be webcast live at https://viavid.webcasts.com/starthere.jsp?ei=1533812&tp_key=871365c700.

A replay link of the call will be available at https://senstartechnologies.com/ on April 27, 2022, after 1:00 pm Eastern time through May 11, 2022, at 11:59 pm Eastern time.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13727597

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , corrections , and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Doron Kerbel, Adv. V.P. General Counsel & Company Secretary Tel: +972-74-794-5200 Doron.Kerbel@senstar.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com

-- Tables follow --

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,			Full Year Ended December 31,
	2021	2020	% change	2021	2020	% change
Revenue	9,011	9,631	(6)	34,916	33,351	5
Cost of revenue	3,774	3,024	25	12,935	11,244	15

Gross profit	5,237	6,607	(21)	21,981	22,107	(1)
Operating expenses:
Research and development, net	1,136	1,005	13	3,933	3,970	(1)
Selling and marketing	3,065	2,268	35	9,998	8,609	16
General and administrative	2,279	2,060	11	6,969	6,475	8
Total operating expenses	6,480	5,333	22	20,900	19,054	10

Operating income (loss)	(1,243)	1,274		1,081	3,053
Financial expenses, net	392	1,168		1,011	1,017

Income (loss) before income taxes	(1,635)	106		70	2,036

Taxes on income	537	1,342		2,261	1,770

Income (loss) from continuing operations	(2,172)	(1,236)		(2,191)	266
Income (loss) from discontinued operations, net	(1,009)	730		8,607	436

Net income (loss)	(3,181)	(506)		6,416	702

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	(1)	342		(1)	342

Net income (loss) attributable to Senstar’s shareholders	(3,180)	(848)		6,417	360

Basic and diluted net income (loss) per share from continuing operations	$(0.10)	$(0.05)		$(0.09)	$0.01
Basic and diluted net income (loss) per share from discontinued operations, net	$(0.04)	$0.01		$0.37	$(0.00)

Basic and diluted net income (loss) per share	$(0.14)	$(0.04)		$0.28	$0.01

Weighted average number of shares used in computing basic net income (loss) per share	23,286,288	23,153,985		23,208,589	23,154,422

Weighted average number of shares used in computing diluted net income (loss) per share	23,286,288	23,153,985		23,208,589	23,154,422

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2021	2020	2021	2020
	%	%	%	%
Gross margin	58.1	68.6	63.0	66.3
Research and development, net as a % of revenues	12.6	10.4	11.3	11.9
Selling and marketing as a % of revenues	34.0	23.5	28.6	25.8
General and administrative as a % of revenues	25.3	21.4	20.0	19.4
Operating margin	-	13.2	3.1	9.2
Net margin from continuing operations	-	-	-	0.8

SENSTAR TECHNOLOGIES
 RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2021	2020	2021	2020

GAAP income (loss) from continuing operations	(2,172)	(1,236)	(2,191)	266
Less:
Financial income (expenses), net	(392)	(1,168)	(1,011)	(1,017)
Taxes on income	537	1,342	2,261	1,770
Depreciation and amortization	(514)	(347)	(1,492)	(1,212)
EBITDA from continuing operations	(729)	1,621	2,573	4,265

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2021	2020
CURRENT ASSETS:
Cash and cash equivalents	$26,397	$24,531
Restricted cash and deposits	6	10
Trade receivables, net	7,723	7,670
Unbilled accounts receivable	26	64
Other accounts receivable and prepaid expenses	2,010	1,011
Inventories	5,751	5,669
Current assets of discontinued operations	-	39,080

Total current assets	41,913	78,035

LONG TERM ASSETS:

Deferred tax assets	502	1,616
Operating lease right-of-use assets	1,228	1,366

Total long-term assets	1,730	2,982

PROPERTY AND EQUIPMENT, NET	2,109	2,082

INTANGIBLE ASSETS, NET	2,186	2,979

GOODWILL	11,449	11,507

LONG-TERM ASSETS OF DISCONTINUED OPERATIONS	-	10,472

TOTAL ASSETS	$59,387	$108,057

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2021	2020

CURRENT LIABILITIES:

Trade payables	$2,710	$1,554
Customer advances	390	355
Deferred revenues	2,704	2,709
Other accounts payable and accrued expenses	13,203	7,137
Short-term operating lease liabilities	276	358
Current liabilities of discontinued operations	-	21,124

Total current liabilities	19,283	33,237

LONG-TERM LIABILITIES:
Deferred revenues	1,690	1,624
Deferred tax liabilities	899	667
Accrued severance pay	523	644
Long-term operating lease liabilities	969	1,078
Other long-term liabilities	266	285
Long-term liabilities of discontinued operations	-	3,424

Total long-term liabilities	4,347	7,722

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2021 and December 31, 2020; Issued and outstanding: 23,301,653 shares at December 31, 2021 and 23,163,985 shares at December 31, 2020	6,796	6,753
Additional paid-in capital	30,394	69,965
Accumulated other comprehensive loss	1,222	34
Foreign currency translation adjustments (stand-alone financial statements)	9,687	9,104
Accumulated deficit	(12,342)	(18,759)

Total shareholders' equity	35,757	67,097
Non-controlling interest	-	1

TOTAL SHAREHOLDERS' EQUITY	35,757	67,098

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$59,387	$108,057